UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

`In Mexico ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	In the U.S. Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

For Immediate Release

ASUR 4Q13 PASSENGER TRAFFIC UP 8.99% YOY

México D.F., February 24, 2014 Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), (ASUR) the first privatized airport group in Mexico and operator of Cancún Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico, today announced results for the three and twelve-month periods ended December 31, 2013.

4Q13 Highlights1:

•         EBITDA2 increased by 13.50% to Ps.761.79 million

•         Total passenger traffic was up 8.99%

•         Total revenues increased by 10.62%, reflecting increases of 8.36% in aeronautical revenues, 11.68% in non-aeronautical revenues, and 14.98% in construction services revenues

•         Commercial revenues per passenger increased by 2.67% to Ps.75.38

•         Operating profit increased by 15.17%

•	EBITDA margin rose to 51.53% from 50.22% in 4Q12.

__

1.	Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with International Financial Reporting Standards (IFRS) and represent comparisons between the three- and twelve-month periods ended December 31, 2013, and the equivalent three- and twelve-month periods ended December 31, 2012. Results are expressed in nominal pesos. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures exclude transit and general aviation passengers. Commercial revenues include revenues from non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1.00 = Ps. 13.0843.

2.	EBITDA means net income before: provision for taxes, deferred taxes, profit sharing, non-ordinary items, participation in the results of associates, comprehensive financing cost and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.
ASUR 4Q13, Page 1 of 26

Passenger Traffic

For the fourth quarter of 2013, total passenger traffic increased year-over-year by 8.99%. Domestic passenger traffic rose by 8.19% while international passenger traffic increased by 9.71%.

The 8.19% growth in domestic passenger traffic was driven by increases at Cancún, Minatitlán, Veracruz, Mérida, Oaxaca, Tapachula and Villahermosa. The 9.71% growth in international passenger traffic resulted mainly from an increase of 9.20% in international traffic at the Cancún airport.

Passenger traffic for fiscal year 2013 increased by 9.53%, reflecting increases of 8.55% in domestic passenger traffic and 10.32% in international passenger traffic.

Table I: Domestic Passengers (in thousands)

Airport	4Q12	4Q13	% Change	FY 2012	FY 2013	% Change
Cancún	1,148.2	1,224.9	6.68	4,614.8	5,071.7	9.90
Cozumel	22.8	19.8	(13.16)	91.7	82.8	(9.71)
Huatulco	100.4	87.3	(13.05)	404.6	385.9	(4.62)
Mérida	293.9	336.1	14.36	1,132.0	1,198.7	5.89
Minatitlán	34.2	51.6	50.88	127.4	167.0	31.08
Oaxaca	110.9	123.8	11.63	421.7	454.0	7.66
Tapachula	40.3	42.8	6.20	150.7	147.6	(2.06)
Veracruz	216.7	247.9	14.40	792.2	915.4	15.55
Villahermosa	243.7	258.0	5.87	902.1	952.3	5.56
TOTAL	2,211.1	2,392.2	8.19	8,637.2	9,375.4	8.55

Note: Passenger figures exclude transit and general aviation passengers.

II: International Passengers (in thousands)

Airport	4Q12	4Q13	% Change	FY 2012	FY 2013	% Change
Cancún	2,272.7	2,481.8	9.20	9,848.7	10,890.5	10.58
Cozumel	62.4	73.4	17.63	365.5	367.1	(0.44)
Huatulco	15.2	23.2	52.63	68.7	98.8	43.81
Mérida	25.1	29.0	15.54	101.7	117.6	15.63
Minatitlán	1.3	2.1	61.54	5.8	7.9	36.21
Oaxaca	10.8	12.7	17.59	51.4	56.4	9.73
Tapachula	1.4	2.7	92.86	7.3	8.7	19.18
Veracruz	25.0	22.5	(10.00)	102.3	95.5	(6.65)
Villahermosa	14.4	16.8	16.67	58.0	62.2	7.24
TOTAL	2,428.3	2,664.2	9.71	10,609.4	11,704.7	10.32

Note: Passenger figures exclude transit and general aviation passengers.

ASUR 4Q13, Page 2 of 26

Table III: Total Passengers (in thousands)

Airport	4Q12	4Q13	% Change	FY 2012	FY 2013	% Change
Cancún	3,420.9	3,706.7	8.35	14,463.5	15,962.2	10.36
Cozumel	85.2	93.2	9.39	457.2	449.9	(1.60)
Huatulco	115.6	110.5	(4.41)	473.3	484.7	2.41
Mérida	319.0	365.1	14.45	1,233.7	1,316.3	6.70
Minatitlán	35.5	53.7	51.27	133.2	174.9	31.31
Oaxaca	121.7	136.5	12.16	473.1	510.4	7.88
Tapachula	41.7	45.5	9.11	158.0	156.3	(1.08)
Veracruz	241.7	270.4	11.87	894.5	1,010.9	13.01
Villahermosa	258.1	274.8	6.47	960.1	1,014.5	5.67
TOTAL	4,639.4	5,056.4	8.99	19,246.6	21,080.1	9.53

Note: Passenger figures exclude transit and general aviation passengers.

Consolidated Results for 4Q13

In July 2012, the Puerto Rico Ports Authority granted Aerostar, ASUR’s joint venture with Highstar Capital IV and its affiliated funds, a 40-year concession to operate the Luis Muñoz Marín International Airport in Puerto Rico (“SJU”) under the United States FAA’s Airport Privatization Pilot Program. On February 27, 2013, the transaction was consummated and Aerostar began operating the SJU Airport. During 1Q13, our Cancun airport subsidiary made a US$118.00 million capital contribution to Aerostar corresponding to its 50% membership interest in Aerostar. ASUR accounts for its ownership stake in Aerostar through the equity method, in accordance with IFRS. In addition, ASUR made a US$100.00 million subordinated shareholder loan to Aerostar in 1Q13.

Total revenues for 4Q13 increased year-over-year by 10.62% to Ps.1,478.32 million. This was mainly due to increases of:

•	8.36% in revenues from aeronautical services, mainly as a result of the 8.99% increase in passenger traffic;

•	11.68% in revenues from non-aeronautical services, principally reflecting the 11.69% increase in commercial revenues detailed below; and

•	14.98% in revenues from construction services that resulted from higher capital expenditures and other investments in concessioned assets during the period.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, banking and currency exchange services, advertising, teleservices, non-permanent ground transportation, food and beverage, and parking lot fees.

ASUR 4Q13, Page 3 of 26

Commercial revenues increased by 11.69% year-over-year during 4Q13, principally due to the 8.99% increase in total passenger traffic.

There were increases in revenues from the following activities:

•	16.12% in retail operations;
•	12.82% in food and beverage;
•	4.38% in duty-free stores;
•	12.44% in advertising;
•	13.62% in car rental revenues;
•	16.65% in other revenue;
•	27.64% in ground transportation;
•	17.99% in banking and currency exchange services;
•	4.19% in parking lot fees; and
•	37.78% in teleservices.

Retail and Other Commercial Space
Opened since December 31, 2012

Business Name	Type	Opening Date
Cancun
Tequileria	Duty Free	May 2013
NI Digital	Teleservices	October 2013
Convenience Stores (3 in T1)	Convenience Store Ventas detalle	November 2013
Entretenimiento A Tu Alcance (4 in T1)	Food & Beverage	November 2013
Servicios Turísticos	Tourism Booth	November 2013
MAC T3	Retail	December 2013
MOBO (2 in T2)	Retail	November 2013
Dufry T1	Retail	December 2013
Island Cabo (2 in T1)	Retail	December 2013
Sunglass Hut	Retail	December 2013
Villahermosa
Promotora del Sol Caribe	Tourism booth	January 2013
National	Car Rentals	December 2013
Veracruz
Promotora del Sol Caribe	Tourism Booth	January 2013
Cozumel
Island Cabo	Retail	February 2013
Oaxaca
Promotora del Sol Caribe	Tourism Booth	March 2013
Rentam	Car Rentals	December 2013

ASUR 4Q13, Page 4 of 26

Table IV: Commercial Revenues per Passenger for 4Q13

	4Q12	4Q13	% Change
Total Passengers (‘000)	4,685	5,096	8.78
Total Commercial Revenues	343,941	384,139	11.69
Commercial revenues from direct operations (1)	76,511	92,805	21.30
Commercial revenues excluding direct operations	267,430	291,334	8.94

	4Q12	4Q13	% Change
Total Commercial Revenue per Passenger	73.42	75.38	2.67
Commercial revenue from direct operations per passenger (1)	16.33	18.21	11.51
Commercial revenue per passenger (excluding direct operations)	57.09	57.17	0.14

Note: For purposes of this table, approximately 45,100 and 39,200 transit and general aviation passengers are included in 4Q12 and 4Q13, respectively.

(1)	Revenues from direct commercial operations represent ASUR’s operation of convenience stores in airports and the direct sale of advertising space.

Construction revenues and expenses. ASUR is required by IFRIC 12 to include in its income statement an income line reflecting the income from construction or improvements to concessioned assets made during the period. During 4Q13, ASUR recognized Ps.297.62 million in revenues from “Construction Services”, a 14.98% year-on-year increase, because of higher levels of capital improvements to its concessioned assets. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services.

Because equal amounts of Construction Revenues and Construction Expenses have been included in ASUR's income statement as a result of the application of IFRIC 12, the increase in Construction Revenues in 4Q13 did not result in a proportionate increase in the EBITDA Margin, which is equal to EBITDA divided by total revenues.

Total operating costs and expenses for 4Q13 increased 7.25% year-over-year. This was primarily due to the following increases:

•	14.98% in construction costs, reflecting higher levels of capital improvements made to concessioned assets during the period;

•	1.27% in cost of services, principally reflecting fees in connection with energy, maintenance and security services;

ASUR 4Q13, Page 5 of 26

•	13.71% in the technical assistance fee paid to ITA, reflecting the increase in EBITDA for the quarter (a factor in the calculation of the fee);

•	9.90% in concession fees paid to the Mexican government, mainly due to an increase in regulated revenues (a factor in the calculation of the fee); and

•	4.20% in depreciation and amortization, resulting mainly from capitalized investments.

These increases were partially offset by a 1.50% decline in administrative expenses, principally reflecting higher professional fees and travel expenses in 4Q12 related to the SJU privatization project.

Excluding the expenses and reimbursements in connection with the SJU privatization project, cost of services would have increased 3.49%.

Table V: Operating Costs and Expenses for 4Q13

	4Q12	4Q13	% Change
Cost of Services	276,105	279,603	1.27
Construction Costs	258,833	297,619	14.98
Administrative	45,652	44,966	(1.50)
Technical Assistance	35,363	40,213	13.71
Concession Fees	49,258	54,136	9.90
Depreciation and Amortization	101,918	106,199	4.20
TOTAL	767,129	822,736	7.25

Operating margin for the quarter was 44.35% compared to 42.60% in 4Q12 reflecting increases of 10.62% in revenues and 7.25% in expenses during the period.

Comprehensive Financing Gain (Loss) for 4Q13 was a Ps.35.23 million gain, compared to a Ps.43.47 million gain in 4Q12, principally due to higher net interest expenses.

Interest expenses increased by Ps.26.77 million reflecting the higher loan balance, while interest income rose by Ps.12.34 million during the period due to higher income from short-term investments resulting from the increase in cash balance during the period.

During 4Q13, ASUR reported a foreign exchange gain of Ps.6.18 million which principally resulted from the impact of the 0.69% appreciation of the Mexican peso against the U.S. dollar on ASUR’s foreign currency net liability position. ASUR’s foreign currency net liability position increased in 4Q13 as

ASUR 4Q13, Page 6 of 26

compared to 4Q12 because of its incurrence in March 2013 of US$215.0 million in US dollar-denominated debt in a loan from BBVA Bancomer and Merrill Lynch (US$107.5 million incurred with each bank).

Table VI: Comprehensive Financing Result (Cost)

	4Q12	4Q13	Change	% Change
Interest income	29,309	41,647	12,338	42.10
Interest expenses	6,861	(19,904)	(26,765)	(390.10)
(Loss) gains on valuation of Derivatives	--	--	--	--
Foreign exchange gain (loss), net	7,303	13,486	6,183	84.66
Total	43,473	35,229	(8,244)	(18.96)

Income (loss) from Equity Investment in Joint Venture. During 4Q13 our equity in the income of Aerostar, our joint venture with Highstar Capital IV and its affiliated funds, was a net loss of Ps.48.54 million. In addition, ASUR recorded a Ps.10.22 million loss in stockholders’ equity resulting from the translation effect of Aerostar’s financial statements (which are denominated in U.S. dollars), in connection with the valuation of the capital stock derived from the appreciation of the peso against the U.S. dollar in 4Q13.

During 4Q13 total passenger traffic at the SJU airport was 1,948,396.

Income Taxes. Following the changes in Mexican tax law in January 1, 2008, which established a flat rate business tax (“Impuesto Empresarial a Tasa Unica” or “IETU”) and eliminated the asset tax, the Company evaluates and reviews its deferred assets and liabilities position as applied by Mexican tax laws.

On January 1, 2014, the Fiscal Reform entered into effect, repealing the IETU tax and causing the cancellation of deferred IETU. As a result, ASUR completed a financial valuation of its subsidiaries that were subject to this tax and now must recognize a deferred income tax.

Income taxes for 4Q13 increased by Ps.49.72 million, or 95.01% year-over-year, principally due to the following factors:

•         A Ps.1.00 million decline in IETU resulting from a lower taxable base;

•         An Ps.31.10 million decrease in the provision for income taxes, reflecting the decline in taxable income;

•         A Ps.240.9 million increase in deferred income taxes resulting from the recognition of the effects of inflation in the residual value of assets at the

ASUR 4Q13, Page 7 of 26

Veracruz and Villahermosa airports as a result of the repeal of the IETU Law and the increase in the applicable tax rate to 30% from 28% according to the new provisions of the Income Tax Law; and

•	A Ps.159.09 million decrease in deferred IETU principally due to the repeal of the IETU Law.

Net income for 4Q13 declined by 3.03% to Ps.644.89 million from Ps.655.06 million in 4Q12. Earnings per common share for the quarter were Ps. 2.1496, or earnings per ADS (EPADS) of US$1.6429 (one ADS represents ten series B common shares). This compares with earnings per share of Ps.2.2169, or EPADS of US$1.6943, for the same period last year. This decline resulted principally from the Ps.48.54 million loss corresponding to our equity participation in Aerostar, our joint venture to operate SJU Airport.

Table VII: Summary of Consolidated Results for 4Q13

	4Q12	4Q13	% Change
Total Revenues	1,336,391	1,478,326	10.62
Aeronautical Services	684,410	741,657	8.36
Non-Aeronautical Services	393,148	439,050	11.68
Commercial Revenues	343,941	384,139	11.69
Construction Services	258,833	297,619	14.98
Operating Profit	569,262	655,591	15.17
Operating Margin %	42.60%	44.35%	4.10%
EBITDA	671,180	761,790	13.50
EBITDA Margin %	50.22%	51.53%	2.60%
Net Income	665,061	644,894	(3.03)
Earnings per Share	2.2169	2.1496	(3.03)
Earnings per ADS in US$	1.6943	1.6429	(3.03)

Note: U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.13.0843

Consolidated Results for Fiscal Year 2013

Total revenues for FY13 increased year-over-year by 6.37% to Ps.5,446.1 million, mainly due to the following increases:

•	7.99% in revenues from aeronautical services as a result of the 9.53% increase in passenger traffic during the period;

•	10.90% in revenues from non-aeronautical services, principally as a result of the 10.74% increase in commercial revenues detailed below.

These increases were partially offset by an 11.55% decline in construction services in connection with lower capital investments during the period.

ASUR 4Q13, Page 8 of 26

Commercial revenues for FY13 rose by 10.74% year-over-year, principally as a result of revenue increases in the following areas:

•         10.11% in retail operations;

•         10.31% in duty-free stores;

•         11.97% in food and beverage;

•	13.54% in advertising;
•	12.98% in other income;

•         8.69% in car rentals;

•         20.45% in ground transportation services;

•         10.76% in banking and currency exchange services;

•         4.27% in parking lot fees; and

•         26.79% in teleservices.

Table VIII: Commercial Revenues per Passenger for FY13

(in thousands)

	FY12	FY13	% Change
Total Passengers *(‘000)	19,444	21,248	9.28
Total Commercial Revenues	1,414,590	1,566,528	10.74
Commercial revenues from direct operations (1)	325,955	370,396	13.63
Commercial revenues excluding direct operations	1,088,635	1,196,132	9.87

	FY12	FY13	% Change
Total Commercial Revenue per Passenger	72.75	73.73	1.35
Commercial revenue from direct operations per passenger (1)	16.76	17.43	4.00
Commercial revenue per passenger (excluding direct operations)	55.99	56.30	0.55

* For purposes of this table, approximately 196,900 and 168,200 transit and general aviation passengers are included for FY12 and FY13, respectively.

(1)	Revenues from direct commercial operations represent ASUR’s operation of convenience stores in airports and the direct sale of advertising space.

ASUR 4Q13, Page 9 of 26

Total operating costs and expenses for FY13 declined by 0.58% year-on-year. This was primarily due to the following declines:

•	11.55% in construction costs, reflecting lower committed improvements made to concessioned assets during the period; and
•	1.70% in administrative expenses, principally reflecting professional fees and travel expenses in connection with SJU airport in FY12.

These declines were more than offset the following increases:

•         1.08% in cost of services, principally reflecting higher maintenance and security costs, as well as costs incurred in the preparation of the master development plan. These increases were partially offset by the reimbursement to ASUR of fees previously paid to third parties in connection with ASUR’s participation in the SJU privatization project, including travel expenses;

•         12.23% in technical assistance costs, reflecting the corresponding increase in EBITDA during the period;

•         8.99% in concession fees, mainly due to the increase in regulated revenues (a factor in the calculation of the fee); and

•         4.17% in depreciation and amortization resulting mainly from higher capitalized investments.

Excluding accumulated expenses and reimbursements in connection with the SJU privatization project, cost of services would have increased by 2.62%.

Table IX: Operating Costs and Expenses for FY13 (in thousands)

	FY12	FY13	% Change
Cost of Services	984,495	995,157	1.08
Construction Costs	663,170	586,596	(11.55)
Administrative	181,644	178,559	(1.70)
Technical Assistance	154,383	173,259	12.23
Concession Fees	204,735	223,132	8.99
Depreciation and Amortization	401,545	418,273	4.17
TOTAL	2,589,972	2,574,976	(0.58)

Operating margin increased to 52.72% in FY13, from 49.41% in FY12. This was mainly the result of the 6.37% increase in revenues and the 0.58% decline in operating expenses for the period.

ASUR 4Q13, Page 10 of 26

Comprehensive Financing Gain (Loss) for FY13 was a Ps.18.64 million gain, compared to a Ps.54.78 million gain in FY12, principally due to a Ps.41.11 million foreign exchange loss in FY13 resulting from the impact of the 0.91% depreciation of the Mexican peso against the U.S. dollar during the period on ASUR’s foreign currency net liability position.

Interest income increased by Ps.43.97 million year-on-year reflecting higher income from short-term investments resulting from the increase in cash balance during the period. Interest expense increased by Ps.53.93 million reflecting the higher loan balance.

Table X: Comprehensive Financing Result (Cost)

	FY12	FY13	Change	% Change
Interest income	92,075	136,043	43,968	47.75
Interest expenses	(22,363)	(76,291)	(53,928)	241.15
(Loss) gains on valuation of derivatives	601	0	(601)	(100.00)
Foreign exchange gain (loss), net	(15,535)	(41,111)	(25,576)	164.63
Total	54,778	18,641	(36,137)	(65.97)

Income (loss) from Equity Investment in Joint Venture. From February 28, 2013 to December 31, 2013 our equity in the income of Aerostar was a net loss of Ps.143.45 million, principally due to Ps.113.8 million in one-off costs resulting from expenses incurred during the more than two years in which ASUR was involved in the bidding process for the privatization of the SJU airport, including market research, preparation of bidding documentation, obtaining the Part 139 Certificate from the FAA, advisory, legal, consulting, and debt financing fees, as well as all other costs incurred until the first day of operations under Aerostar’s management. An operating loss of Ps.29.65 million generated between February 28, 2013 until December 31, 2013 also contributed to this performance. In addition, ASUR recorded a Ps.36.41 million gain in stockholders’ equity resulting from the translation effect of Aerostar’s financial statements (which are denominated in U.S. dollars), in connection with the valuation of the capital stock derived from the depreciation of the peso against the U.S. dollar.

From February 28, 2013 to December 31, 2013, total passenger traffic at SJU airport was 6,929,164.

ASUR 4Q13, Page 11 of 26

Net income for FY13 increased by 10.68% to Ps.2,296.87 million. Earnings per common share for the twelve-months were Ps.7.6562 or earnings per ADSs (EPADS) of US$5.8515 (one ADS represents ten series B common shares). This compares with Ps.6.9178, or EPADS of US$5.2871, for FY12.

Table XI: Summary of Consolidated Results for FY13

(in thousands)

	FY12	FY13	% Change
Total Revenues	5,119,891	5,446,086	6.37
Aeronautical Services	2,849,136	3,076,737	7.99
Non-Aeronautical Services	1,607,585	1,782,753	10.99
Commercial Revenues	1,414,590	1,566,528	10.74
Construction Services	663,170	586,596	(11.55)
Operating Profit	2,529,919	2,871,110	13.49
Operating Margin %	49.41%	52.72%	6.69%
EBITDA	2,931,464	3,289,382	12.21
EBITDA Margin %	57.26%	60.40%	5.49%
Net Income	2,075,328	2,296,873	10.68
Earnings per Share	6.9178	7.6562	10.68
Earnings per ADS in US$	5.2871	5.8515	10.68

Note: U.S. dollar figures are calculated at the exchange rate of US$1 = Ps. 13.0843.

Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s regulated revenues for FY13 were Ps.3,243.24 million, resulting in an annual average tariff per workload unit of Ps.149.81. ASUR’s regulated revenues accounted for approximately 59.55% of total income for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with the maximum rates on an annual basis at the close of each year.

On January 3, 2014, ASUR received approval from the Ministry of Communications and Transportation for the Master Development Programs for each of its Mexican concessions for the years 2014 through 2028 and the efficiency factor applicable and the maximum tariffs per work load unit for the years 2014 through 2018. One work load unit equals one passenger or 100 kg of cargo.

ASUR 4Q13, Page 12 of 26

Master Development Programs

Expressed in millions of constant pesos as of December 31, 2012

Airport	2014-2018*	2019-2023**	2024-2028**
Cancún	5,565.6***	1,452.8	1,345.5
Cozumel	174.8	61.4	129.0
Huatulco	128.8	145.6	94.2
Mérida	379.4	158.8	104.4
Minatitlán	82.0	30.2	64.7
Oaxaca	93.8	105.3	84.8
Tapachula	54.1	36.5	61.3
Veracruz	394.1	110.8	128.7
Villahermosa	153.2	103.0	133.0

*	Committed investment
**	Indicative investment (not binding)
***	As of December 31, 2013 ASUR has invested Ps.698.2 million (which is included in the investment commitments for this period shown above)

Committed Investments

Expressed in millions of constant pesos as of December 31, 2012

Airport	2014	2015	2016	2017	2018
Cancún	800.9	2,259.9	1,421.8	865.7	217.2
Cozumel	24.8	60.8	22.0	61.4	5.9
Huatulco	54.2	54.7	5.9	7.5	6.4
Merida	65.6	181.7	89.5	38.8	3.9
Minatitlan	41.3	24.4	10.3	1.9	4.1
Oaxaca	9.1	28.7	37.0	13.3	5.8
Tapachula	14.3	25.3	2.3	4.3	7.8
Veracruz	197.6	177.4	7.7	6.1	5.3
Villahermosa	35.4	49.1	51.5	5.6	11.7

As of December 31, 2013 ASUR has invested the following amounts at Cancún airport:

Expressed in millions of constant pesos as of December 31, 2012

Airport	2014	2015	2016	2017	2018
Cancún	139.6	139.6	139.6	139.6	139.6

The Master Development Plan for Cancún Airport has accounted for these investments and includes these amounts in the investment commitments for the periods shown above.

ASUR 4Q13, Page 13 of 26

Maximum Tariffs per Work Load Unit

Expressed in constant pesos as of December 31, 2012

Airport	Maximum Tariff *
Cancún	142.48
Cozumel	175.89
Huatulco	166.56
Mérida	146.57
Minatitlán	183.92
Oaxaca	173.15
Tapachula	171.77
Veracruz	140.38
Villahermosa	133.05

*	Maximum Tariff includes the 0.70% efficiency factor applicable for 2014.

The concession agreements for each airport provide that such airport's maximum rates will be reduced annually to account for projected improvements in efficiency. For the five-year period ending December 31, 2018, the maximum rates applicable to ASUR's airports will be reduced by an annual efficiency factor of 0.70% in real terms.

Balance Sheet

On December 31, 2013, airport concessions represented 73.62% of the Company’s total assets, with current assets representing 11.91% and other assets representing 14.47%.

Cash and cash equivalents on December 31, 2013, were Ps.1,259.56 million, a 44.40% decrease from the Ps.2,265.43 million in cash and cash equivalents recorded on December 31, 2012.

Shareholders’ equity at the close of FY13 was Ps.16,284.22 million and total liabilities were Ps.5,132.28 million, representing 76.04% and 23.96% of total assets, respectively. Deferred liabilities represented 32.45% of the Company’s total liabilities.

Total bank debt at December 31, 2013 was Ps.2,840.86 million, including Ps.16.62 million in accrued interest and commissions. During August and September of 2010, our Cancun airport subsidiary entered into two three-year credit agreements of Ps.350.00 million and Ps.570.00 million with two banks. The terms of the agreements include a floating interest rate equal to the Tasa de Interes Interbancaria de Equilibrio (TIIE) plus 1.5% and quarterly principal payments. In addition, in September of 2011, our Veracruz airport subsidiary entered into a three-year credit agreement of

ASUR 4Q13, Page 14 of 26

Ps.50.00 million. The terms include a floating interest rate equal to TIIE plus 0.75% and quarterly principal payments.

During 4Q13, ASUR made aggregate principal payments of Ps.5.5 million in connection with the Ps.50.00 million credit agreement entered by its Veracruz airport subsidiary.

In the fourth quarter of 2011, our Cancún airport subsidiary obtained authorization for two new bank loans from Banamex and BBVA Bancomer of US$300.00 million and Ps.1,500.00 million, respectively.

On February 15, 2013, our Cancún airport subsidiary executed an agreement for bank loans of US$107.50 million from each of BBVA Bancomer and Merrill Lynch, for a total of U.S.$215.00 million. The loans have a five-year term, amortize in four semi-annual payments of 2.5% of the aggregate amount of the loans beginning on February 15, 2016 and a final payment of the aggregate principal amount of the loans outstanding on the maturity date, which is February 15, 2018. The loans are denominated in U.S. dollars and charge interest at a rate equal to three-month LIBOR plus 1.99%. Proceeds from the loans were used to finance ASUR’s capital contribution and subordinated shareholder loan to Aerostar. These loans are guaranteed by Grupo Aerportuario del Sureste, S.A.B. de C.V. In connection with these loans, BBVA Bancomer’s authorization for bank loans as described above was drawn down by US$107.50 million during 1Q13.

While the BBVA Bancomer and Merrill Lynch facility is outstanding, ASUR and its subsidiaries are not permitted to make any fundamental change to its corporate structure, or create any liens upon any of its property or sell any assets that exceed more than 10% of ASUR’s consolidated total assets.

Additionally, the credit facility requires that ASUR and its subsidiaries maintain a consolidated leverage ratio equal to or less than 3.50:1.00 and a consolidated interest coverage ratio equal to or less than 3.00:1.00 as of the last day of each fiscal quarter. If ASUR fails to comply with these covenants, this facility restricts its ability to pay dividends to its shareholders. Additionally, failure to comply with these covenants would result in all amounts owed under the facility to become due and payable immediately. As of the date of this report, ASUR was in compliance with those covenants.

ASUR’s Cancún airport subsidiary and its joint venture partner Highstar Capital IV and its affiliated funds pledged their share ownership in Aerostar as collateral for US$350.00 million in senior secured notes issued by, and a US$60.00 million credit facility obtained by, Aerostar.

ASUR 4Q13, Page 15 of 26

Capital Expenditures

During 4Q13, ASUR made investments of Ps.292.33 million as part of ASUR’s ongoing plan to modernize its airports pursuant to its master development plans. During FY13 capital expenditures totaled Ps.615.85 million.

IFRS Adoption

In compliance with regulations established by the Mexican National Banking and Securities Commission (CNBV), as of January 1, 2012 the Company has adopted International Financial Reporting Standards (IFRS) as the accounting standards to prepare its financial statements.

Table XIII: Principal Effects of IFRS on Shareholders’ Equity

(In thousands of Mexican Pesos)	December 31, 2012	December 31, 2013
Shareholders’ Equity Under Mexican Financial Reporting Standards	16,486,523	16,017,530
IFRS Adjustments:
Deferred Employee Profit Sharing (Note d)	(4,192)	(2,635)
Income Tax on Dividends		287,149
Severance Liability and Actuarial Gains and Losses (Note f)	10,003	9,162
Reserve for Vacations (Note e)	(23,744)	(26,987)
Deferred IETU (Note c)	2,405	-
Total IFRS Adjustments	(15,528)	266,689
Shareholders’ Equity Under IFRS	16,470,995	16,284,219

See page 25 for notes on IFRS transition effects.

ASUR 4Q13, Page 16 of 26

Table XIV: Principal Effects of IFRS on the Income Statement

(In thousands of Mexican Pesos)	4Q12	4Q13	FY12	FY13
Net Income Under Mexican Financial Reporting Standards	679,418	366,348	2,092,509	2,018,292
Elimination of severance liabilities in accordance with NIF D-3 and creation of a liability under IAS 19 – Net (Note d)	(174)	(2,124)	406	(784)
Elimination of PTU difference	(331)	726	(331)	1,557
Recognition of accrued rights not used (Note e)	(242)	(866)	(1,645)	(3,242)
Effect on deferred IETU resulting from the recognition of a reserve for vacation and employee benefits (Note c)	188	(2,645)	(1,813)	(2,405)
Tax on dividend payments		287,149		287,149
Effect on deferred income taxes	(13,798)	(3,694)	(13,798)	(3,694)
Net Income Under IFRS	665,061	644,894	2,075,328	2,296,872
Translation effect on foreign currency transactions	-	(10,217)	-	36,407
Actuarial gains and losses	(878)	-	(964)	(59)
Comprehensive Net Income Under IFRS	664,183	634,677	2,074,364	2,333.220

--

See page 25 for notes on IFRS transition effects.

4Q13 Earnings Conference Call

Day: Tuesday, February 25, 2014

Time: 10:00 AM US ET; 9:00 AM Mexico City time

Dial-in number: 1-800-839-7875 (US & Canada) and 1-913-312-0407 (International & Mexico)

Access Code: 2009256

  Please dial in 10 minutes before the scheduled start time.

Replay:	Tuesday, February 25, 2014 at 1:00 PM US ET, ending at midnight US ET on Friday, February 28, 2014. Dial-in number: 1-877-870-5176 (US & Canada); 1-858-384-5517 (International & Mexico). Access Code: 2009256.

ASUR 4Q13, Page 17 of 26

Analyst Coverage

In accordance with Mexican Stock Exchange Internal Rules article 4.033.01 ASUR informs that the stock is covered by the following broker-dealers: Actinver Casa de Bolsa, Barclays, BBVA Bancomer, Bofa Merril Lynch, Citi Investment Research, Credit Suisse, Deutsche Bank, Grupo Bursatil Mexicano, Grupo Financiero Interacciones, Grupo Financiero Monex, HSBC, Intercam Casa de Bolsa, Itau BBA, INVEX, JP Morgan, Morgan Stanley, Morningstar, Santander Investment, Scotia Capital, UBS Casa de Bolsa, Vector.

Please note that any opinions, estimates or forecasts regarding the performance of ASUR issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of ASUR or its management. Although ASUR may refer to or distribute such statements, this does not imply that ASUR agrees with or endorses any information, conclusions or recommendations included therein.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancún, Mérida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlán in the southeast of México, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport of Puerto Rico. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

# # # TABLES TO FOLLOW # # #

ASUR 4Q13, Page 18 of 26

ASUR 4Q13, Page 19 of 26

Consolidated Statement of Income from January 1 to December 31, 2013 and 2012

Thousands of Mexican pesos

Item	FY 2012	FY 2013	% Change	4Q 2012	4Q 2013	% Change
Revenues						
Aeronautical Services	2,849,136	3,076,737	7.99	684,410	741,657	8.36
Non-Aeronautical Services	1,607,585	1,782,753	10.90	393,148	439,050	11.68
Construction Services	663,170	586,596	(11.55)	258,833	297,619	14.99
Total Revenues	**5,119,891**	**5,446,086**	**6.37**	**1,336,391**	**1,478,326**	**10.62**
Operating Expenses						
Cost of Services	984,495	995,157	1.08	276,105	279,603	1.27
Construction Costs	663,170	586,596	(11.55)	258,833	297,619	14.98
General and Administrative Expenses	181,644	178,559	(1.70)	45,652	44,965	(1.50)
Technical Assistance	154,383	173,259	12.23	35,363	40,213	13.71
Concession Fee	204,735	223,132	8.99	49,258	54,136	9.91
Depreciation and Amortization	401,545	418,273	4.17	101,918	106,199	4.20
Total Operating Expenses	**2,589,972**	**2,574,976**	**(0.58)**	**767,129**	**822,735**	**7.25**
Operating Income	**2,529,919**	**2,871,110**	**13.49**	**569,262**	**655,591**	**15.17**
Comprehensive Financing Cost	54,778	18,641	(65.97)	43,473	35,229	(18.96)
Participation in the Results of Associates		(143,451)	-		(48,535)	-
Non-Ordinary Item						
Non-Ordinary Item	-	-	-	-	-	-
Income Before Income Taxes	**2,584,697**	**2,746,300**	**6.25**	**612,735**	**642,285**	**4.82**
Provision for IETU	8,008	7,898	(1.36)	(4,320)	(5,308)	22.87
Provision for Income Tax	741,837	739,873	(0.26)	168,343	137,242	(18.47)
Provision for Asset Tax	11,462	11,462	-	2,865	2,865	0.03
Deferred Income Taxes	(7,390)	94,330	(1,376.45)	41,910	282,806	574.81
Deferred IETU	(244,548)	(404,136)	65.26	(261,124)	(420,215)	60.93
Net Income for the Year	**2,075,328**	**2,296,873**	**10.68**	**665,061**	**644,894**	**(3.03)**
Earnings per Share	**6.9178**	**7.6562**	**10.68**	**2.2169**	**2.1496**	**(3.03)**
Earning per American Depositary Share (in U.S. Dollars)	**5.2871**	**5.8515**	**10.68**	**1.6943**	**1.6429**	**(3.03)**
Exchange Rate per US Dollar Ps. 13.0843						

ASUR 4Q13, Page 20 of 26

ASUR 4Q13, Page 20 of 26

ASUR 4Q13, Page 21 of 26

ASUR 4Q13, Page 22 of 26

ASUR
AEROPUERTOS DEL SURESTE

Consolidated Statement of Income from January 1 to December 31, 2013 and 2012

Thousands of Mexican pesos

Item	FY 2012			FY 2013			4Q 2012			4Q 2013		
	Mexican NIF	Transition effects	IFRS	Mexican NIF	Transition effects	IFRS	Mexican NIF	Transition effects	IFRS	Mexican NIF	Transition effects	IFRS
Revenues												
Aeronautical Services	2,849,136		2,849,136	3,076,737		3,076,737	684,410		684,410	741,657		741,657
Non-Aeronautical Services	1,607,585		1,607,585	1,782,753		1,782,753	393,148		393,148	439,050		439,050
Construction Services	663,170		663,170	586,596		586,596	258,833		258,833	297,619		297,619
Total Revenues	**5,119,891**	**-**	**5,119,891**	**5,446,086**	**-**	**5,446,086**	**1,336,391**	**-**	**1,336,391**	**1,478,326**	**-**	**1,478,326**
Operating Expenses												
Cost of Services	982,860	1,635	984,495	992,620	2,537	995,157	275,340	765	276,105	277,334	2,268	279,602
Construction Costs	663,170		663,170	586,596		586,596	258,833		258,833	297,619		297,619
General and Administrative Expenses	942,307		942,307	993,223		993,223	232,191		232,191	245,514		245,514
Total Operating Expenses	**2,588,337**	**1,635**	**2,589,972**	**2,572,439**	**2,537**	**2,574,976**	**766,364**	**765**	**767,129**	**820,467**	**2,268**	**822,735**
Operating Income	**2,531,554**	**(1,635)**	**2,529,919**	**2,873,647**	**(2,537)**	**2,871,110**	**570,027**	**(765)**	**569,262**	**657,859**	**(2,268)**	**655,591**
Comprehensive Financing Cost												
Interest Receivable	92,075		92,075	136,043		136,043	29,309		29,309	41,646		41,646
Interest Payable	(22,363)		(22,363)	(76,291)		(76,291)	6,861		6,861	(19,904)		(19,904)
Exchange (Losses) Gains, net	(15,535)		(15,535)	(41,111)		(41,111)	7,303		7,303	13,486		13,486
Loss (Gains) on Valuation of Derivative						-	0		-	-		-
Financial Instruments	601		601	-		-	0		-	-		-
Participation in the Results of Associates				(143,451)		(143,451)				(48,535)		(48,535)
Non-Ordinary Item												
Non-Ordinary Item	65	(65)	0	68	(68)	-	18	(18)	(0)	4	(4)	(0)
Income Before Income Taxes	**2,586,267**	**(1,570)**	**2,584,697**	**2,748,769**	**(2,469)**	**2,746,300**	**613,482**	**(747)**	**612,735**	**644,548**	**(2,264)**	**642,284**
Provision for IETU	8,008		8,008	7,898		7,898	(4,320)		(4,320)	(5,308)		(5,308)
Provision for Income Tax	728,039	13,798	741,837	1,023,328	(283,455)	739,873	154,545	13,798	168,343	420,697	(283,455)	137,242
Provision for Asset Tax	11,462		11,462	11,462		11,462	2,865		2,865	2,866		2,866
Deferred Income Taxes	(7,390)		(7,390)	94,330		94,330	41,910		41,910	282,806		282,806
Deferred IETU	(246,361)	1,813	(244,548)	(406,541)	2,405	(404,136)	(260,936)	(188)	(261,124)	(422,861)	2,645	(420,216)
Net Income for the Year	**2,092,509**	**(17,181)**	**2,075,328**	**2,018,292**	**278,581**	**2,296,873**	**679,418**	**(14,357)**	**665,061**	**366,348**	**######**	**644,894**
Earnings per Share	**6.98**	**(0.06)**	**6.92**	**6.73**	**0.93**	**7.66**	**2.26**	**(0.05)**	**2.22**	**1.22**	**0.93**	**2.15**
Earnings per American Depositary Share (in U.S. Dollars)	**5.33**	**(0.04)**	**5.29**	**5.14**	**0.71**	**5.85**	**1.73**	**(0.04)**	**1.69**	**0.93**	**0.71**	**1.64**

Exchange Rate per US Dollar Ps. 13.0843

ASUR 4Q13, Page 23 of 26

ASUR 4Q13, Page 24 of 26

REVIEW OF THE IMPACT OF TRANSITIONING TO IFRS

Below is a description of significant changes related to the implementation of IFRS:

a)	Inflation

The Company determined that the inflationary effects relating to the capital stock and legal reserve accounts should be eliminated in accordance with International Accounting Standards “IAS” 21 and 29, which were in effect on the date IFRS was adopted.

Based on IFRS 1, the Company has determined it does not have to eliminate the effects of inflation on concessions. This is due to the decision of the Company to apply the transition rules of IFRIC 12 as part of the initial adoption of IFRS 1, which allow for the exception from retrospective application in cases where the "impracticability" of reconstructing asset balances is too significant. Therefore, the Company has recorded the account balances previously registered under Mexican FRS, which contain the effects of inflation through December 31, 2007, as opening balances for the adoption of IFRIC 12.

b)	Property, plant and equipment

The Company used the value of property, plant and equipment listed on the balance sheet on the date it adopted IFRS as the cost of property, plant and equipment as of the transition date.

c) Deferred taxes and deferred income tax or IETU tax

The Company has determined that it must recognize both forms of taxes (income tax or flat tax for each one of its subsidiaries) for the determination of deferred taxes based on its income projections.

d)	Employee profit sharing and labor liabilities

On the date IFRS was adopted the Company eliminated the liability relating to deferred profit sharing and severance as an adjustment to its opening balance sheet.

In addition, MFRS D-3 “Employee Benefits”, provided that all termination and severance benefits, including those paid in the case of involuntary termination, are recorded on an actuarial basis to estimate the corresponding liability. Under IAS 19, an entity recognizes termination benefits as a liability whenever the entity is obligated to (a) terminate an employee’s contract prior to its expiry or (b) establish termination benefits as a result of a buy-out plan. As a result, ASUR cancelled its provisions for employee termination on the IFRS transition date. In accordance with IFRS 1, “First-time Adoption of IFRS”, ASUR recognized its actuarial gains and losses accumulated in net income at the transition date. As a result, the balance sheet at the transition date reflects all liabilities related to employee benefits. In accordance with

ASUR 4Q13, Page 25 of 26

IAS 19, ASUR will recognize future actuarial gains and losses from employee benefits in net income.

e) Creation of a reserve for unused vacations

On the date IFRS was adopted, the Company recognized an accrual for the vacation rights not used by year-end, according to IAS 19 “Employee Benefits.

f) Non ordinary items in the income statement

The line in the income statement named “Non ordinary items” has been reclassified as “Operating expenses” because IFRS does not recognize extraordinary items as a line in the income statement.

ASUR 4Q13, Page 26 of 26

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: February 24, 2014